Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:
FirstMerit
Corporation
Commission File No.:
001-11267
Date: February 10, 2016

©2016 Huntington Bancshares Incorporated. All rights reserved. (NASDAQ: HBAN) Huntington Bancshares Incorporated Credit Suisse Financial Services Forum February 10, 2016

Disclaimer

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This presentation may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’
plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the
Private Securities Litigation Reform Act of 1995.
While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the
OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly
Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the
year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the
“Investors” section of FirstMerit’s website, http://www.firstmerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of
Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and
Huntington’s stockholders for their consideration. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS
REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO
THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington
Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.
PARTICIPANTS IN THE SOLICITATION
Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.
Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K.
Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

Huntington’s Strategy 3

Core Strategy Implemented in 2009
Grow market share and share of wallet

Marketing:
Expand
industry-leading
brand
promise
and
delivery
–
“Category
of
One”
Marketing:
Expand
industry-leading
brand
promise
and
delivery
–
“Category
of
One”
Technology: Focus on Digitization, Omni-channel, Cyber-security
Technology: Focus on Digitization, Omni-channel, Cyber-security
Profitable Growth with
Low Relative Volatility
Customer Experience
and Client Advocacy
Optimization of
Distribution
Enhanced Employee
Engagement
Customer Acquisition
and Deepening
•
Multi-channel optimization
•
Micro-market approach
leveraging digital
investments
•
New branch formats
offering self-serve
•
Optimal Customer
Relationships (OCR)
•
Deliver “Omni-channel”
customer experiences
•
New products &
experiences that reflect
customer behaviors and
needs
Risk Management: Maintain Aggregate “Moderate to Low” Risk Profile
Risk Management: Maintain Aggregate “Moderate to Low” Risk Profile
•
Improve colleague tools
and technology
•
Opportunities for
training, development,
and advancement
•
Data & Analytics
•
Digital Strategic
Investments
•
Disciplined Sales
Execution
•
Deliver “Fair Play”
products and services
Proactively Increase Scale: Continued focus on organic growth and selective, disciplined M&A
Focus is on Consumer, Small to Medium Enterprises (including CRE), and Auto

•
Board defined aggregate moderate-to-low risk appetite
•
Board and CEO set the “Tone at the Top”
•
Strong risk management processes; 3 lines of defense, data driven, concentrations & limits, high accountability
•
Significant investment in risk management personnel and process
•
“Everyone Owns Risk” around an aggregate moderate-to-low risk culture
•
Disciplined management of credit risk –
hold limits, concentrations limits,
timely approval process, active portfolio management with very good MIS
•
Liquidity significantly enhanced by change in funding mix and industry leading customer share of wallet
•
Belief that managing lower credit risk will reduce earnings volatility providing more stable returns and higher capital generation over time
•
Higher capital generation will provide more flexibility and strength, as well as drive higher creation of shareholder value
Risk Management is at the Core of
Huntington’s Evolution

Actions Taken To Accelerate Huntington

Focused the Business Model
Investing in the Franchise
Built the Brand
Disciplined Execution
•
Focus on Consumer, Small to Medium
Enterprises (includes CRE) and Auto
•
Improve balance sheet mix
(Deposits & Loans)
•
Intense execution and sales management
•
Accelerated change to drive a high
performance culture
•
Introduced Fair Play with distinctive,
customer-friendly products
•
Colleagues created a welcoming
experience with high levels of customer
service and advocacy
•
Increase in marketing investments
•
Integrated distribution: Branch, ATM,
Relationship Managers, Digital, Mobile,
Call Center
•
Comprehensive rebrand / refresh of all
customer touchpoints (e.g., branch,
ATMs, plastics, checks, websites, etc.)
•
Technology investments
•
Data and analytics
•
Invest in the business while committing
to positive operating leverage
•
Bring risk management with long-term
focus –
delivering low relative volatility
through the cycle
•
Delivering on commitments
Alignment of Management, Colleagues and Long-term Shareholders

Industry-leading Customer Acquisition Consumer revenue growth aided by share of wallet improvement 7

Omni-channel Distribution Strategy:
Customers can bank the way they want

Convenience and
technology
While many banks are trying to force customers into particular service verticals via requirements, fees, and reduced options…
Huntington is providing a multitude of options so
customers can bank the way that best fits their lifestyle.
Digital
Branch
Sales Force
Phone Bank
ATM

Attractive distribution option: 2x acquisition vs traditional, full service, better fee mix
In-Store Strategy as a whole turned profitable during 2Q15
111 branches breakeven or better for December 2015, up from 73 for December 2014
In-Store Strategy: Lower Cost, More Convenient,
and Full Service Distribution Network
9
•
85 Meijer in-store branches opened; 5 new branch
openings expected in 2016
•
32 Meijer in-store branches were breakeven or
better as of December 2015
•
Meijer in-stores represent 11% of our branch
network, over delivering on HH growth:
–
Delivering 26% of consumer HH growth last 12
months, ending December 2015
•
93 Giant Eagle in-store branches opened
•
79 Giant Eagle in-store branches were breakeven or
better as of December 2015
•
Giant Eagle in-stores represent 12% of our branch
network, over delivering on HH growth:
–
Delivering 17% of consumer HH growth in last 12
months, ending December 2015

Long-Term Financial Goals 10 Focused the Business Model Built the Brand Investing in the Franchise Disciplined Execution

FirstMerit Acquisition 11

Compelling Strategic and Financial Combination

Creates Leading
Midwestern Bank
Franchise
•
Strategically important footprint spanning key metropolitan markets across the Midwest
•
Creates leading Ohio bank with #1 market share and adds depth to presence in Michigan
•
Provides growth opportunities via attractive new markets of Chicago and Wisconsin
Strong Business
and Cultural Fit
•
Highly compatible
business models with relationship-driven cultures
•
Similar loan and deposit portfolios with equivalent credit cultures and risk profiles
•
Adds management talent and depth across all businesses
•
Provides opportunity to introduce Optimal Customer Relationship (OCR) model and gain market share
Substantial
Long-Term Value
Creation
•
Meaningful enhancement to financial metrics, accelerating achievement of long-term financial goals
•
Attractive use of capital to generate ongoing earnings and increase annual capital generation
•
Identified, achievable cost savings from overlap and operational efficiencies
•
Increased
pro
forma
pre-provision
net
revenue
provides
significant
risk
buffer
Lower
Risk
Transaction
•
Experience
and
brand
visibility
in
most
of
FirstMerit’s
markets
•
Thorough due diligence and integration planning processes
•
Track record of successful integration and conversion with ability to leverage infrastructure investment
•
FirstMerit is a well-run bank with strong credit performance through cycles

FirstMerit at a Glance

Deposits ($BN)
Rank
$3.9
1
3.8
7
2.6
16
1.5
2
1.1
11
1.1
2
0.7
9
MI
0.5
1
0.5
6
0.3
2
$19.8
•
Founded:
1845
•
Headquarters:
Akron, OH
•
Total Assets:
$25.5BN
•
Banking Offices:
366
•
ATM Locations:
400
•
Business Lines:
Commercial
Retail
Wealth Management
Attractive markets with loyal, long tenured customers
Quality lenders and strong commercial relationships
Disciplined and conservative underwriting
Established position in profitable niche businesses
(e.g., wealth, indirect auto, marine/RV)
Results driven culture and substantial management
depth
67 consecutive quarters of reported profitability
Sources: Company Filings and SNL Financial  Note: Deposit data as of June 30, 2015. Financial data as of December 31, 2015.
Company Overview
Branch Footprint
Deposits –
Top 10 MSAs
Key Franchise Highlights

A Compelling In-Market Partnership 14 Sources: Company filings and SNL Financial; (1) Deposit data as of June 30, 2015. Financial data as of December 31, 2015. $ in billions.

Notes:  Expected improvement in Efficiency Ratio, ROA, and ROATCE shown for 2018E.
(1) Fully phased-in Basel III metrics.

Estimated Pro Forma Financial Metrics
Strengthened Capital Generation and Earnings Trajectory

FirstMerit Financial Performance
Strong track record across cycles driven by prudent underwriting

Source: SNL. Midwest Peers include: ASB, WTFC, TCB, FULT, PVTB, FNB, MBFI, and ONB. Peers shown YTD / 3Q15.
(1)  FirstMerit credit metrics based on originated loans. FirstMerit NPAs exclude OREO previously covered under loss share.
(2)  As reported.

Transaction Terms and Key Assumptions

Consideration
•
1.72 shares of Huntington common stock plus $5.00 cash per FirstMerit share
•
$20.14 per FirstMerit share or $3.4BN aggregate value based on Huntington’s closing price as of January 25
Key Pricing
Ratios
•
1.6x Price
/ Tangible Book Value
(1)
•
14.3x Price / 2016E EPS, based on consensus estimates; 7.9x assuming fully phased-in cost savings
•
6.8% Tangible Book Premium
(1)
/ Core Deposits
Governance
•
4 independent FirstMerit board members to join Huntington Board
•
Significant commitment to Akron
Transaction
Assumptions
•
Expected transaction closing: 3Q 2016
•
Identifiable cost savings: ~40%
–
Earnings impact: ~$255MM based on run-rate expenses, expected to grow at ~3% per year
–
Phase-in: 75% in 2017 and 100% thereafter
–
Capitalized value of cost savings: ~$2.0BN
•
One-time costs: ~$420MM, pre-tax
•
Gross credit mark-to-market: 1.9%
•
Other fair value marks: ~$(55)MM
•
OCR-related revenue opportunities identified, not included in financial model
•
Share repurchase program suspended through closing; total payout ratio of 50% through 2Q18, 70% thereafter
Estimated
Pro Forma
Impact
•
EPS impact:
accretive in 2017 excluding restructuring charges; ~10% accretion in 2018 and growing thereafter
•
ROTCE: >300bp enhancement
•
Efficiency Ratio: >400bp improvement
•
IRR: >20%
•
Manageable dilution to pro forma capital ratios
•
TBV / share  dilution: ~12% with ~5 ½ years earnback
using crossover method
(1)  Tangible book value excludes DTL related to core deposit intangible.

TBVPS Earn-back Approaches 18

Update on Integration Planning

Town-hall meetings with Huntington and FirstMerit
colleagues across all geographies
Designated integration leadership teams from both
companies
Integration coordinator kick-off meetings
Integration Approach
What We’ve Done So Far
•
Core integration tenets
–
Material experience on both Huntington and
FirstMerit teams
–
Migrate to Huntington technology platform with
select enhancements
–
Strong risk oversight by Board and management
oversight committees
–
Well-informed but quick decisions
•
Integration Management Office with dedicated
Enterprise Integration and Technology Integration
Coordinators
–
Board level oversight committee
–
Executive level steering committees
–
Dedicated project teams
–
Augmented with business segment, technology,
credit, risk, finance, and other support teams
–
Supported by third-party experts and resources
•
Three-step retail branch conversion planned by
geography
–
Optimize distribution network at each conversion
–
Implement Huntington branch staff model at all
FirstMerit locations

Important Messages 20

Delivering on Commitments to Our Constituents

To Our Shareholders
•
Among highest  3Y & 5Y Total
Shareholder Return in regional
bank peer group
•
Relative TBV multiple from
historical 10% discount to peers
to a slight premium
•
Disciplined investment process
to deliver stable returns
To Our Customers
To Our Colleagues
To Our Communities
•
Distinctive, easy to
understand products
•
Award-winning customer
service
•
More convenience
•
Investments across all
business segments
•
Launched new training
programs across all levels
of the organization
•
Annual VOICE colleague
engagement survey with
responsive action plans
•
Created 10 Business
Resource Groups
•
Leadership through high
levels of volunteerism and
community involvement
•
Financial Support –
local
decisions
•
Financial education to
community members of
all ages
+94%
+89%
Total
Return (1/14/09 –
2/8/16)
3 YR
5 YR
Total
HBAN
+25%
+27%
+94%
KBW Bank
Index (BKX)
+15%
+20%
+89%
Source: Bloomberg

•
Focus on delivery of consistent through-the-cycle shareholder returns
•
Remain focused on areas of expertise with sustainable competitive advantages
-
Consumer Banking
-
Small Business and Middle Market Commercial
-
Auto Finance
•
Consistent core strategy since 2009
-
Track record of achieving results in difficult operating environment
-
Enhancing execution to drive further performance improvement
-
Meaningful investment in technology, people, and process
-
Disciplined risk management –
“Everyone Owns Risk”
•
Intense preparation for successful, seamless integration of FirstMerit
•
High level of employee and shareholder engagement and alignment
Important Messages

Use of non-GAAP financial measures
This document contains GAAP financial measures and non-GAAP financial measures where management believes it to be helpful in understanding Huntington’s results of operations or financial position. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in this document, the 2015 third quarter earnings press release, or the Form 8-K related to this document, all of which can be found on Huntington’s website at www.huntington-ir.com.
Annualized data
Certain returns, yields, performance ratios, or quarterly growth rates are presented on an “annualized” basis.  This is done for analytical and decision-making purposes to better discern underlying performance trends when compared to full year or year-over-year amounts.  For example, loan and deposit growth rates, as well as net charge-off percentages, are most often expressed in terms of an annual rate like 8%.  As such, a 2% growth rate for a quarter would represent an annualized 8% growth rate.
Fully-taxable equivalent interest income and net interest margin
Income from tax-exempt earning assets is increased by an amount equivalent to the taxes that would have been paid if this income had been taxable at statutory rates.  This adjustment puts all earning assets, most notably tax-exempt municipal securities and certain lease assets, on a common basis that facilitates comparison of results to results of competitors.
Earnings per share equivalent data
Significant income or expense items may be expressed on a per common share basis. This is done for analytical and decision-making purposes to better discern underlying trends in total corporate earnings per share performance excluding the impact of such items.  Investors may also find this information helpful in their evaluation of the company’s financial performance against published earnings per share mean estimate amounts, which typically exclude the impact of Significant Items.  Earnings per share equivalents are usually calculated by applying a 35% effective tax rate to a pre-
tax amount to derive an after-tax amount, which is divided by the average shares outstanding during the respective reporting period.  Occasionally, when the item involves special tax treatment, the after-tax amount is disclosed separately, with this then being the amount used to calculate the earnings per share equivalent.
Rounding
Please note that columns of data in the presentation may not add due to rounding.
Basis of Presentation

Significant Items
From time to time, revenue, expenses, or taxes are impacted by items judged by Management to be outside of ordinary banking activities and/or by items that, while they may be associated with ordinary banking activities, are so unusually large that their outsized impact is believed by Management at that time to be infrequent or short term in nature. We refer to such items as "Significant Items". Most often, these Significant Items result from factors originating outside the company –
e.g., regulatory actions/assessments, windfall gains, changes in accounting principles, one-time tax assessments/refunds, litigation actions, etc.  In other cases they may result from Management decisions associated with significant corporate actions out of the ordinary course of business –
e.g., merger/restructuring charges,
recapitalization actions, goodwill impairment, etc.
Even though certain revenue and expense items are naturally subject to more volatility than others due to changes in market and economic environment conditions, as a general rule volatility alone does not define a Significant Item. For example, changes in the provision for credit losses, gains/losses from investment activities, asset valuation write downs, etc., reflect ordinary banking activities and are, therefore, typically excluded from consideration as a Significant Item.
Management believes the disclosure of “Significant Items”, when appropriate, aids analysts/investors in better understanding corporate performance and trends so that they can ascertain which of such items, if any, they may wish to include/exclude from their analysis of the company’s performance -
i.e., within the context of determining how that
performance differed from their expectations, as well as how, if at all, to adjust their estimates of future performance accordingly. To this end, Management has adopted a practice of listing “Significant Items” in its external disclosure documents (e.g., earnings press releases, quarterly performance discussions, investor presentations, Forms 10-Q and
10 K).
"Significant Items" for any particular period are not intended to be a complete list of items that may materially impact current or future period performance. A number of items could materially impact these periods, including those described in Huntington’s 2014 Annual Report on Form 10-K and other factors described from time to time in
Huntington’s other filings with the Securities and Exchange Commission.
Basis of Presentation

Welcome ©2016 Huntington Bancshares Incorporated. All rights reserved. (NASDAQ: HBAN) Mark A. Muth Director of Investor Relations Office: 614.480.4720 E-mail: mark.muth@huntington.com